VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Registration Statement on Form S-4 of PDC Energy, Inc.
Filed December 20, 2016

Ladies and Gentlemen:

PDC Energy, Inc. (the “Company”), proposes to offer to exchange (the “Exchange Offer”), upon the terms and subject to the conditions set forth in the Registration Statement on Form S-4 (the “Registration Statement”), and in the accompanying Letter of Transmittal, all of its outstanding unregistered $400,000,000 principal amount of 6.125% senior notes due 2024 (“Old Notes”) for $400,000,000 principal amount of 6.125% senior notes due 2024 (“New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance (the “Staff”) set forth in the no-action letters of Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993). The Company represents:

(a) The Company has not entered into any arrangement or understanding with any person to distribute the Old Notes or the New Notes to be received in the Exchange Offer, and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the applicable New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of any New Notes to be received in the Exchange Offer.

(b) In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing any New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) or interpretive letters of similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

(c) The Company acknowledges that such a secondary resale transaction by such persons participating in the Exchange Offer for the purpose of distributing New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

(d) The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (July 2, 1993)) in connection with any resale of such New Notes.

(e) The Company represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the New Notes.

(f) The Company will include in the related letter of transmittal (or similar documentation) to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(i)                                     If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(ii)                                  If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

PDC Energy, Inc.

By:	/s/ Daniel W. Amidon
Name:	Daniel W. Amidon
Title:	Senior Vice President, General Counsel and Secretary